Exhibit 99.1

NOTICE TO THE MARKET

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE 29.3.0001633-1

São Paulo, October 1, 2021 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 / NYSE: SUZ) hereby informs its shareholders and the market in general that the Company hired Ms. Cristina Gil White, who will be appointed as the Company's Executive Officer of Sustainability.

Ms. Cristina will transition to the position with Mr. Pablo Machado, who holds the interim position of Executive Officer of Sustainability, and once the transition is complete, Mr. Pablo Machado will remain as Executive Officer of Business China.

Cristina Gil White holds an undergraduate teaching degree in Chemistry from the Universidad de las Américas-Puebla and a Master's in Environmental Studies from the Instituto Tecnológico y de Estudios Superiores de Monterrey. She worked at The Nature Conservancy, RARE Conservation and World Education and Development Fund in the United States and in recent years she held the position of Vice President of Sustainability in New York at Orbia Advance Corporation.

São Paulo, October 1, 2021.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer